Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Acorda Therapeutics, Inc:

We consent to the use of our report dated October 3, 2005, except for Note (16) (as to the effects of a reverse stock split) which is as of December    , 2005 with respect to the consolidated balance sheets of Acorda Therapeutics, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ (deficit), and cash flows for the year ended December 31, 2004, the six-month period ended December 31, 2003, and years ended June 30, 2003 and 2002, included in the registration statement on Form S-1/A of Acorda Therapeutics, Inc. filed on November 29, 2005 and to the reference to our firm under the headings “Experts” and “Selected Consolidated Financial Data” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey
November 28, 2005